SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 872386107

1	Name of Reporting Persons S.S. OR I.R.S. Identification Nos. of above persons Robert B. Barnhill, Jr.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,218,161

	8	Shared Voting Power 91,329

	9	Sole Dispositive Power 1,219,490

	10	Shared Dispositive Power 90,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,490

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%

14	Type of Reporting Person* IN

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on February 14, 2007 by the Reporting Person, and is being filed to report the cumulative effect, as of January 7, 2009, of sales by the Reporting Person of Shares (as defined below) pursuant to a trading plan adopted in accordance with Rule 10b5-1 and repurchases of Shares by the Issuer pursuant to Rule 10b-18 and other negotiated transactions.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of TESSCO Technologies Incorporated (the “Issuer”), 11126 McCormick Road, Hunt Valley, Maryland 21031.  Except as specifically stated, all Share figures and option exercise prices in this statement have been adjusted to reflect the Issuer’s three for two stock dividend declared on October 25, 2006 and issued on November 29, 2006 to stockholders of record on November 15, 2006 (the “Stock Dividend”).

Item 2.	Identity and Background.

(a)           The name of the Reporting Person is Robert B. Barnhill, Jr. (the “Reporting Person”).

(b)           The Reporting Person’s business address is 11126 McCormick Road, Hunt Valley, Maryland 21031.

(c)           The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

(d)           No.

(e)           No.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares covered by this statement were (or, with respect to unexercised options, may be) acquired by the Reporting Person by: purchases directly from the Issuer prior to the Issuer’s 1994 initial public offering; the past exercise of stock options granted by the Issuer under stock option plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of restricted Shares under stock award plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of stock dividends on issued and outstanding Shares; and the future exercise by the Reporting Person of options granted by the Issuer and exercisable within 60 days following the date hereof under stock option plans maintained by the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer and as compensation to the Reporting Person for his services to the Issuer.

The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for periodic sales of up to 35,453 Shares pursuant to the Reporting Person’s trading plan adopted in accordance with Rule 10b5-1;

(b)           An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5.	Interest in Securities of the Issuer.

(a)     The Reporting Person is the beneficial owner of 1,309,490 Shares (29.7% of the total Shares), including 135,000 Shares purchasable under options exercisable within 60 days following the date hereof, 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager, 1,329 Shares held in the Reporting Person’s 401(k) plan account, 45,000 Shares held by the Reporting Person’s spouse, 22,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors and 22,500 shares held by a trust of which the Reporting Person is one of two trustees).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 45,000 Shares owned by the Reporting Person’s spouse, the 22,500 Shares owned by the charitable foundation or the 22,500 Shares owned by the trust.

(b)     (i)  The Reporting Person has sole power to vote 1,218,161 Shares, including 135,000 Shares purchasable under options exercisable within 60 days following the date hereof, and 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager.

(ii)  The Reporting Person shares power to vote 91,329 Shares, including 45,000 Shares held by the Reporting Person’s spouse, 22,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, 22,500 Shares held by a trust of which the Reporting Person is one of two trustees, and 1,329 Shares held in the Reporting Person’s 401(k) plan account.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 45,000 Shares held by the Reporting Person’s spouse, the 22,500 Shares held by the charitable foundation or the 22,500 Shares held by the trust.

(iii)  The Reporting Person has sole power to dispose of 1,219,490 Shares, including 135,000 Shares purchasable under options exercisable within 60 days following the date hereof, 157,500 Shares owned by two limited liability companies of which the Reporting Person is the sole manager, and 1,329 Shares held in the Reporting Person’s 401(k) plan account.

(iv)  The Reporting Person shares power to dispose of 90,000 Shares, including 45,000 Shares held by the Reporting Person’s spouse, 22,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 22,500 Shares held by a trust of which the Reporting Person is one of two trustees.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these Shares.

(c)     On January 5, 2009, the Reporting Person sold 13,975 Shares in the open market for a sale price of $10.68 per Share, on January 6, 2009, the Reporting Person sold 10,000 Shares in the open market for a sale price of $10.98 per Share, on January 6, 2009, the Reporting Person sold 12,447 Shares in the open market for a sale price of $10.69 per Share, and on January 7, 2009, the Reporting Person sold 1,000 Shares in the open market for a sale price of $10.81 per Share, all pursuant to the Reporting Person’s 10b5-1 plan.

(d)     Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(i)  On August 31, 2006, the Reporting Person and the Issuer entered into a revised Employment Agreement pursuant to which the Issuer granted to the Reporting Person a Restricted Stock Award for 150,000 Shares under the Issuer’s Amended and Restated 1994 Stock Incentive Plan.  The Shares underlying this award vest, and the restrictions lapse, ratably over the ten fiscal years covered by the Employment Agreement, subject, however, to accelerated vesting upon death or disability, termination of the Employment Agreement at the election of the Issuer or by the Reporting Person for good reason, or upon the occurrence of a change in control.  To date, 30,000 of these Shares have vested.

(ii)  From time to time, the Issuer has granted to the Reporting Person performance stock units (PSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan (the “1994 Plan”).  An aggregate of 45,000 Shares are currently subject to issuance to the Reporting Person pursuant to PSUs.  Of these Shares, 15,000 Shares have been earned and will be issued 7,500 on or about May 1, 2009 and 7,500 on or about May 1, 2010, provided that the Reporting Person remains employed by or associated with the Issuer on each of these issue dates.  The remaining 30,000 Shares not earned to date may be earned depending upon: (1) whether annual earnings per Share performance of the Issuer for fiscal year 2009 reaches or exceeds at least the set threshold performance targets; (2) the extent to which the Reporting Person meets applicable individual performance goals; and (3) whether the Reporting Person remains employed by or associated with the Issuer at the time the Shares are due to be issued.

(iii)  The Issuer has granted to the Reporting Person options to purchase Shares from time to time.  The following options are currently outstanding:

Date Granted	Total Number of Shares	Exercisable Within 60 Days	Exercise Price
10/31/99	15,000	15,000	$11.92
4/30/01	15,000	15,000	$7.83
7/31/01	15,000	15,000	$9.33
10/31/01	15,000	15,000	$9.60
1/30/02	15,000	15,000	$11.73
4/30/02	15,000	15,000	$9.06
3/20/03	45,000	45,000	$5.20

Item 7.	Material to be Filed as Exhibits.
Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 18, 2009

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.